

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2023

Marc de Garidel
Chief Executive Officer
Abivax SA
7-11 boulevard Haussmann
75009 Paris

> **Re:** **Abivax SA**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.8, 10.9 and 10.15**
> **Filed October 18, 2023**
> **File No. 333-274780**

Dear Marc de Garidel:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences